EXHIBIT 11.      COMPUTATION OF EARNINGS PER SHARE

Years Ended

	September 30,
	2018	2017

Net income	$ 821,412	$ 331,817
Weighted average number of shares outstanding	3,766,290	3,797,137

Net income per common share	$ 0.22	$ 0.09